

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   September 2, 2016

<u>Via E-mail</u>
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

   Re: **Valvoline Inc.**
     Amendment No. 3 to Registration Statement on Form S-1
     Filed August 23, 2016
     File No. 333-211720

Dear Mr. Ganz:

  We have reviewed your response letter and the above-referenced filing, and have the following comment.

<u>Share Eligible for Future Sale, page 173</u>
<u>Directed Share Program, page 173</u>

1. We note your disclosure that shares under the directed share program will be offered to "certain of our employees and certain other persons." Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program. Additionally, please disclose whether these shares will be subject to the lock-up period.

  You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

           Sincerely,

           /S/ Craig Slivka, for

           Pamela Long
           Assistant Director
           Office of Manufacturing and
           Construction

cc: <u>Via E-mail</u>
         Andrew Pitts
         Cravath, Swaine & Moore LLP